Emeco

Earthmoving equipment solutions

09046942

31 August 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 31 August 2009 – Date of Emeco Holdings Ltd annual general meeting*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

postal address Emeco Holdings Limited ACN 112 188 815 PO Box 1173, West Perth WA 6872, Australia
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia
phone +61 (0)8 9420 0222 | fax +61 (0)8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	31-Aug-2009
Time	11:53:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of Emeco Holdings Ltd annual general meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011

Emeco

Earthmoving equipment solutions

Market release
31 August 2009

Date of Emeco Holdings Ltd AGM

In accordance with its obligations under ASX Listing Rule 3.13.1, Emeco Holdings Ltd advises that its annual general meeting will be held on Wednesday, 18 November 2009.

The meeting will be held at the Sydney Hilton Hotel, 488 George Street, Sydney and will commence at 12 noon.

Further enquiries can be directed to:

Mike Kirkpatrick
Company Secretary
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

postal address Emeco Holdings Limited ACN 112 188 815 PO Box 1173, West Perth Western Australia 6872
location Ground Floor, 10 Ord Street, West Perth Western Australia 6005
phone +61 (0)8 9420 0222 | fax +61 (0)8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com